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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                          EASYLINK SERVICES CORPORATION
                          -----------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   27784T 200
                                   ----------
                                 (CUSIP Number)

                             David W. Ambrosia, Esq.
                          EasyLink Services Corporation
                              33 Knightsbridge Road
                              Piscataway, NJ 08854
                            Tel. No.: (732) 652-3500


            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 1, 2003
                                   -----------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  George Abi Zeid
--------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                                            (b)
--------------------------------------------------------------------------------

         3. SEC USE ONLY
--------------------------------------------------------------------------------

         4. SOURCE OF FUNDS OO
--------------------------------------------------------------------------------

         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

         6. CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------

   NUMBER OF                7.  SOLE VOTING POWER

    SHARES                      4,123,276
                           -----------------------------------------------------
BENEFICIALLY                8.  SHARED VOTING POWER

  OWNED BY                      0
                           -----------------------------------------------------
EACH PERSON                  9. SOLE DISPOSITIVE POWER

    WITH                        4,123,276
                           ----------------------------------------------
                            10. SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,123,276
--------------------------------------------------------------------------------

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.59%
--------------------------------------------------------------------------------

         14. TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of EasyLink Services Corporation., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located 33 Knightsbridge Road, Piscataway, NJ 08854.

Item 2.  Identity and Background.

                  (a) Name of filing person:

                                    George Abi Zeid (the "Reporting Person")

                  (b)      Business Address:

                                    EasyLink Services Corporation
                                    c/o EasyLink Services International, Inc.
                                    262 Glen Head Road
                                    Glen Head, NY 11545

                  (c) Principal occupation:

                                    President - International Operations
                                    EasyLink Services Corporation
                                    c/o EasyLink Services International, Inc.
                                    262 Glen Head Road
                                    Glen Head, NY 11545

                                    Director
                                    EasyLink Services Corporation

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship:

                                    United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 1, 2003, the Reporting Person exchanged a Convertible Promissory
Note in the original principal amount of $2,682,964 (convertible into 268,297 shares of Issuer Common Stock) issued by the Issuer (the "Convertible Promissory Note") for 1,341,482 shares of Class A common stock (the "Exchange Shares") pursuant to a Debt Exchange Agreement between the Reporting Person and the Issuer.


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Item 4.  Purpose of Transaction.

         The Exchange Shares were issued in exchange for the Convertible Promissory Note in connection with the Company's efforts to reduce its outstanding indebtedness.


Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Person beneficially owns 4,123,276 shares of Issuer Common Stock, including 268,296 shares issuable upon the exercise of Warrants and 300,000 shares issued to Telecom International, Inc., constituting approximately 9.59% of the outstanding Issuer Common Stock (the "TII Shares"). The Reporting Person disclaims beneficial ownership of the TII Shares.


                  (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 4,123,276 shares of Issuer Common Stock.

                  (c) See Items 3, 4 and 5(a).

                  (d) The Reporting Person has pledged 1,877,617 shares of Issuer Common Stock to AT&T Corp. to secure a promissory note in the original principal amount of $10 million issued by the Issuer in favor of AT&T Corp.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Except for (i) the Debt Exchange Agreement, (ii) the letter agreement pursuant to which the Reporting Person has agreed to defer accrued interest under the Convertible Promissory Note and except as set forth in the Reporting Person's initial and amended filings on Schedule 13D, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         Exhibit 99.1 Debt Exchange Agreement between EasyLink Services Corporation and George Abi Zeid.

         Exhibit 99.2 Letter Agreement between EasyLink Services Corporation and George Abi Zeid.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 5, 2003

                                      /s/George Abi Zeid
                                      -----------------------------------------
                                      George Abi Zeid




                                       5
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                                  Exhibit Index


Exhibit 99.1 Debt Exchange Agreement between EasyLink Services Corporation and George Abi Zeid.

Exhibit 99.2 Letter Agreement between EasyLink Services Corporation and George Abi Zeid.